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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               INTER PARFUMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                -----------------

                                    472154301
                                 (Cusip Number)

                                  Bernard Kuhn
                      LVMH Moet Hennessy Louis Vuitton S.A.
                                30, avenue Hoche
                                   75008 Paris
                                     France
                             Tel. (331) 44-13-22-22
                             Fax: (331) 45-61-18-74
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 18, 1999
             (Date of Event which Requires Filing of this Statement)

                                -----------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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


                                  SCHEDULE 13D

CUSIP No. 472154301                                      Page 2 of 4 Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LVMH Moet Hennessy Louis Vuitton S.A.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                                        7     SOLE VOTING POWER

                                              774,600

            NUMBER OF SHARES            8     SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH
          REPORTING PERSON WITH               0

                                        9     SOLE DISPOSITIVE POWER

                                              774,600

                                        10    SHARED DISPOSITIVE POWER

                                              0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        774,600

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [ ]
        SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.5%

  14    TYPE OF REPORTING PERSON*

           CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

      LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), hereby amends and supplements its Report on Schedule 13D, originally filed on August 4, 1999 (as amended by Amendment No. 1 thereto filed on September 28, 1999, the "Schedule 13D"), with respect to the purchase of shares of Common Stock, par value $0.001 per share (the "Common Shares"), of Inter Parfums, Inc. (formerly known as Jean Philippe Fragrances, Inc.), a Delaware corporation (the "Issuer"). Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

      This Amendment No. 2 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by LVMH. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

      Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is amended by restating the second sentence of the second paragraph thereof as follows:

          "The Agreement in Principle contemplates that LV Capital will purchase additional Common Shares from the Shareholders and other management and employees of the Issuer, at a purchase price of $12 per Common Share, so that at the closing of such purchase LV Capital will own 20% of the outstanding Common Shares (including any Common Shares then owned by LV Capital that were obtained other than pursuant to the Agreement in Principle)."

     Item 5.  Interest in Securities of the Issuer.

      (i) Item 5 of the Schedule 13D is amended by restating the first sentence of paragraph (a) - (b) thereof to read as follows:

      "LVMH beneficially owns, through LV Capital, an aggregate of 774,600 Common Shares representing 10.5% of the outstanding Common Shares (based upon 7,347,789 Common Shares which the Issuer has informed LVMH are outstanding as of October 25, 1999)."

      (ii) Item 5 of the Schedule 13D is further amended by inserting the following language at the end of paragraph (c) thereof:

      "The following purchases were effected through the Nasdaq Stock Market on behalf of LVMH and LV Capital:

Date:                   Aggregate Number of Shares       Average Price per Share

October 18, 1999         101,500                          $10.75
October 18, 1999          21,700                          $ 9.94
October 20, 1999          57,000                          $11.47
October 20, 1999         118,000                          $11.42
October 20, 1999           9,000                          $11.63


                                   Page 3 of 4


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 October 22, 1999
                                 ------------------------------------
                                 (Date)




                                 /s/ Bernard Kuhn
                                 ------------------------------------
                                 (Signature)




                                 Bernard Kuhn, Director
                                 ------------------------------------
                                 (Name/Title)




                                   Page 4 of 4